(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: January 31, 2005 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER 000-27095 CUSIP NUMBER

For Period Ended: March 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:     N/A

PART I — REGISTRANT INFORMATION

Avery Communications, Inc.

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Full Name of Registrant

N/A

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Former Name if Applicable

2700 Patriot Boulevard, Suite 150

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Address of Principal Executive Office (Street and Number)

Glenview, Illinois 60025

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City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Avery could not complete its filing on Form 10-Q for the period ended March 31, 2003 due to the pending revision of the financial statements to be included in such report in response to and in conformity with SEC staff comments. We could not eliminate this delay without unreasonable effort and expense. Avery’s Form 10-Q will be filed as soon as reasonably practicable and in no event later than the fifth calendar date following the prescribed due date.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas C. Ratchford _________________________________ (Name)	(312) _____________________ (Area Code)	419-0077 _________________________________ (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Avery Communications, Inc.

_____________________________________________________________________________________________

             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2003	By:	/s/ Thomas C. Ratchford
Name: Thomas C. Ratchford Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).